WallachBeth Capital LLC

Harborside Financial Center Plaza 5

185 Hudson Street, Ste 1410

Jersey City, New Jersey 07311

As representative of the prospective underwriters

September 6, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Rucha Pandit Mr. Dietrich King Mr. Stephen Kim Ms. Angela Lumley

Re:	Trident Digital Tech Holdings Ltd (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-274857)
Registration Statement on Form 8-A (Registration No. 001-41848)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 5:00 p.m., Eastern Time on September 9, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that copies of the proposed form of the preliminary prospectus have been distributed and will continue to be distributed to prospective underwriters, dealers, institutional investors, and others who are reasonably anticipated to participate in the distribution of the securities, as deemed necessary to ensure adequate distribution of the preliminary prospectus.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the prospective underwriters

WallachBeth Capital LLC

By:	/s/ Eric Schweitzer
Name: Eric Schweitzer
Title: Chief Compliance Officer

[Signature Page to Underwriter Acceleration Request]